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                                                                       EXHIBIT 6

100 Burma Road
Jersey City, New Jersey 07305

                                                                    May 11, 2000

To Our Shareholders:

    We are pleased to inform you that on May 2, 2000, Cunningham Graphics International, Inc. (the "COMPANY") entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT") with Automatic Data Processing, Inc., a Delaware corporation ("PARENT"), and FIS Acquisition Corp., a New Jersey corporation ("PURCHASER"), a wholly owned subsidiary of Parent, pursuant to which Purchaser has commenced a tender offer (the "OFFER") to purchase all of the outstanding shares of the Company's common stock, without par value (the "SHARES"), for a cash price of $22.00 per Share. The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares which, together with any Shares then beneficially owned by Purchaser or Parent, represents at least a majority of the number of Shares outstanding on a fully diluted basis (assuming the exercise of all outstanding options) on the date of purchase. The Merger Agreement provides that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged (the "MERGER") with and into the Company, with the Company continuing as the surviving corporation, and those Shares that are not acquired in the Offer will be converted into the right to receive $22.00 per Share in cash.

    THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. In arriving at its recommendation, the Board of Directors considered the factors described in the accompanying Schedule 14D-9 (as amended, the "SCHEDULE 14D-9"). Included as Annex A to the Schedule 14D-9 is a written opinion, dated May 2, 2000, to the Company's Board of Directors of Prudential Securities Incorporated ("PRUDENTIAL SECURITIES"), the Company's financial advisor, to the effect that, as of that date and based on and subject to the matters described in such opinion, the $22.00 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares was fair, from a financial point of view, to such holders. You are urged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Prudential Securities in rendering its opinion.

    The accompanying Offer to Purchase sets forth all of the terms of the Offer. Additionally, the enclosed Schedule 14D-9 sets forth additional information regarding the Offer and the Merger relevant to making an informed decision. We urge you to read these materials carefully and in their entirety.

                                          Very truly yours,
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                                          Michael R. Cunningham
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER